**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
Release No. 81884 / October 16, 2017

**ADMINISTRATIVE PROCEEDING**
File No. 3-18148

| | |
|---|---|
| In the Matter of<br><br>**BioPharma Manufacturing Solutions Inc.,<br>CLTC Ventures Corporation (n/k/a Dreamfly<br>Productions Corporation), Crane Global<br>Energy Company, and DCA Asset<br>Management, Inc.,**<br><br>        **Respondents.** | **ORDER MAKING FINDINGS AND<br>REVOKING REGISTRATION OF<br>SECURITIES PURSUANT TO<br>SECTION 12(j) OF THE<br>SECURITIES EXCHANGE ACT<br>OF 1934 AS TO DCA ASSET<br>MANAGEMENT, INC.** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by DCA Asset Management, Inc. ("DCA" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 5, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to DCA Asset Management, Inc. ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.      DCA (CIK No. 1578327) is a Delaware corporation located in Carefree, Arizona with a class of securities registered with the Commission under Exchange Act Section 12(g). As of June 20, 2017, the common stock of DCA was not publicly quoted or traded.

      2.      DCA has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2015.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of October 17, 2017.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                                  Brent J. Fields
                                  Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.